

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2024

David Kirkley
Chief Financial Officer
Home Bancorp, Inc.
503 Kaliste Saloom Road
Lafayette, LA 70508

> **Re: Home Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Form 8-K filed October 17, 2024**
> **File No. 001-34190**

Dear David Kirkley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed October 17, 2024

Exhibit 99.2, page 29

1.   We note that your presentation of Non-GAAP tangible shareholders' equity AOCI adjusted and Non-GAAP tangible book value per share AOCI adjusted represent individually tailored accounting measures given that the adjustment to exclude accumulated other comprehensive loss, net has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of these non-GAAP measures from future filings. Refer to Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Marc Thomas at 202-551-3452 or Robert Klein at 202-551-3847 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Finance